UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: November 8, 2012

Commission File Number: 000-53808

Algonquin Power & Utilities Corp.

(Translation of registrant’s name into English)

2845 Bristol Circle

Oakville, Ontario, L6H 7H7, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated October 25, 2012

99.2	Business Acquisition Report, dated October 26, 2012

99.3	Qualification Certificate, dated October 26, 2012

99.4	Preliminary Short Form Prospectus, dated October 26, 2012

99.5	Underwriting Agreement, dated October 26, 2012

99.6	Decision Document (Preliminary), dated October 26, 2012

99.7	Press Release, dated October 26, 2012

99.8	Final Short Form Prospectus, dated November 2, 2012

99.9	Auditors’ Consent Letter, dated November 2, 2012

99.10	Auditors’ Consent Letter, dated November 2, 2012

99.11	Consent Letter of Issuer’s Legal Counsel, dated November 2, 2012

99.12	Decision Document (Final), dated November 2, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: November 8, 2012	By:	/s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer